Euronav NV
De Gerlachekaai 20
2000 Antwerpen
Belgium

May 8, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010

Re:	Euronav NV Registration Statement on Form F-4 (No. 333-223039)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the "Commission") on February 14, 2018, as thereafter amended, be accelerated so that it will be made effective at 3:00 p.m. Eastern Time on May 10, 2018, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 or Keith J. Billotti at (212) 574-1274 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours faithfully,

EURONAV NV

By:	/s/ Patrick Rodgers
	Name:	Patrick Rodgers
	Title:	Chief Executive Officer (Principal Executive Officer)